UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Lixte Biotechnology Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

539319 202

(CUSIP Number)

December 17,2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 539319 10 3	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS. Eric Forman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	104,431(1)

	6.	SHARED VOTING POWER

	7.	SOLE DISPOSITIVE POWER	104,431(1)

	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1104,431(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)[2] 0.075%

12.	TYPE OF REPORTING PERSON IN

1 Consists of 38,598 shares of Common Stock, warrants to purchase 3,333 shares and options to purchase 62,500 shares of Common Stock, owned directly by Mr. Forman.

2 Based on 13,746,593 shares of Common Stock, outstanding as of March 11,2022.

CUSIP NO. 539319 10 3	Page 3 of 5 Pages

Explanatory Note: On December 17,2021, the Reporting Person was replaced as Trustee of the John and Barbara 2015 Trust and is no longer the beneficial owner of the 1,333,333 shares if the Issuer’s Common Stock

Item 1(a).	Name of Issuer.

The name of the issuer is Lixte Biotechnology Holdings, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 680 East Colorado Boulevard, Suite 180, Pasadena CA 91101.

Item 2(a).	Name of Person Filing.

Eric Forman

Item 2(b).	Address of Principal Business Office, or, if None, Residence.

2680 East Colorado Boulevard, Suite 180, Pasadena CA 91101

Item 2(c).	Citizenship.

United States citizen.

Item 2(d).	Title of Class of Securities.

The title of the class of securities to which this statement relates is the Common stock, $0.0001 par value per share.

Item 2(e).	CUSIP No.

The CUSIP number is 539319-202.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940

(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)

(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

CUSIP NO. 539319 10 3	Page 4 of 5 Pages

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover pages and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 539319 10 3	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 06, 2022

/s/ ERIC FORMAN
Eric Forman